Exhibit 99.1

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NEWS RELEASE

Endeavour Silver Acquires El Porvenir Cuatro Properties Along Trend
From Porvenir Silver Mine, Guanacevi District, Durango, Mexico

Vancouver, Canada – June 3, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EDR: TSX, EJD: DB-Frankfurt and EXK: NYSE-Amex) announces that it has acquired an option to purchase the El Porvenir Cuatro properties, located approximately 2.5 kilometers (km) northwest of the operating Porvenir silver mine, part of Endeavour’s Guanacevi Mines project in Durango, Mexico.

The El Porvenir Cuatro and La Brisa properties (55.5 hectares) adjoin Endeavour’s El Porvenir Dos property and cover an additional 670 meters (m) of strike length along the Santa Cruz vein system to the northwest, thus extending Endeavour’s land position along this prolific mineralized structure to 4.5 km. The properties are road accessible, and are located only 4.5 km west of the town of Guanacevi (see location map on the Endeavour website http://www.edrsilver.com/i/maps/Guanacevi_Geology.jpg).

The Santa Cruz vein occupies a normal fault defining the western edge of a large horst block that forms the core of the Guanacevi district and the San Pedro sub-district to the north. The Santa Cruz vein on Porvenir Cuatro mainly consists of a quartz-calcite+/- barite vein with manganese oxides and fine disseminations of argentite.  In places, the main vein splays into two or three sub-parallel mineralized structures.

A small, historic silver mine named Mina Serrano is situated on the Santa Cruz vein at Porvenir Cuatro and was developed by a 130 m long adit  and drifts on two mine levels.  Endeavour sampled the upper level 36 drift and identified patches of strong silver mineralization assaying up to 282 grams per tonne (gpt) silver and 1.1 gpt gold over a 1.0 m vein width.  The lower level 44 has recently been de-watered and is currently being sampled.

Bradford Cooke, Chairman and CEO, commented, “We view the acquisition of the Porvenir Cuatro properties as an attractive opportunity to explore for new high-grade silver deposits close to and along strike from our operating Porvenir silver mine.  In 2006, Endeavour discovered a new high-grade silver mineralized zone on the adjoining Porvenir Dos property and this new mine is now being developed by an access ramp for production to commence later this year.  Porvenir Cuatro appears to hold similar discovery potential to Porvenir Dos and has never been explored by drilling.”

Endeavour can acquire a 100% interest in the Porvenir Cuatro properties by paying US$100,000 cash (paid) and issuing 136,054 shares (issued) on signing the agreement and issuing US$400,000 worth of common shares to the vendors within 24 months. The Company plans a Phase 1 exploration drill program comprising a minimum of 6 holes totalling 1,500 m of core and has already mobilized a core drilling rig to Guanacevi to commence drilling this month.

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and supervised the sampling program at the Porvenir Cuatro Project.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples are split at the Guanacevi field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-Amex, EJD: DB-Frankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding planned work programs.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements.  Such risk factors herein include, but are not limited to, fluctuations in future metal prices and exchange rates, uncertainties inherent in the estimation of reserves and resources and the availability of capital.  Such factors are described in the section “risk factors” contained in the Company’s most recent Annual Information Form filed with Canadian securities regulatory authorities and Form 40-F filed with the United States Securities and Exchange Commission.  Mineral resources do not have demonstrated economic viability.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended.  There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.  The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Accordingly, readers should not place undue reliance on forward-looking statements or information.